March 27, 1998

Dear Shareholder,

     While I'd appreciate your support for all of the proposals to be made by Actel at its 1998 Annual Meeting of Shareholders, there are two in particular I'd like to discuss with you.

     The first is a proposed reincorporation of Actel from California to Nevada. In the wake of Proposition 211 (which was rejected by California voters in
1996), Actel was one of many corporations headquartered in California that decided to reincorporate. In 1997, we proposed a "plain vanilla" reincorporation, but that proposal was rejected by shareholders, principally because some of Actel's institutional investors believed it would make Actel a less attractive target for unsolicited takeover attempts.

     As you will see in the enclosed proxy statement, we are again requesting shareholder approval to reincorporate. However, in consultation with Institutional Shareholder Services (ISS), we have attempted to make our reincorporation proposal "neutral" from an "antitakeover" point of view. Modifications to the proposal include the following:

     - We "opted-out" of Nevada's "business combination" statutes, which prohibit a Nevada corporation from engaging in a "combination" with an "interested stockholder" for three years following the date that such person becomes an interested stockholder.

     - We "opted-out" of Nevada's "control share" statutes, which provide that an "acquiring person" shall only obtain voting rights in "control shares" purchased by such person to the extent approved by the other stockholders at a meeting.

     - We added a number of provisions to the Articles of Incorporation of Actel Nevada, which may be amended only with stockholder approval and may not be limited or eliminated by the Board of Directors acting alone. The new provisions:

          - authorize the holders of at least ten percent of the outstanding capital stock to call a special meeting of stockholders.

          - specify that any Director or the entire Board of Directors may be removed, with or without cause, by the affirmative vote of a majority of the outstanding shares entitled to vote.

          - provide that the number of Directors shall be within the range specified in the Articles (five to nine).

          - provide that a vacancy created by the removal of a director by the vote or written consent of the shareholders or by court order may be filled (with certain exceptions) only by the affirmative vote of a majority of shares represented and voting at a duly held meeting at which a quorum is present.

          In each case, these new provisions make the Articles of Incorporation of Actel Nevada conform with the provisions of California law under which Actel's corporate affairs are currently governed, making the proposed reincorporation "neutral" as to these matters.

     - We have indicated our intention to continue complying with California law concerning shareholder inspections.

     - We have "broken-out" as a separate proposal our request to increase the number of authorized shares of Common Stock.

With the help of ISS, we have taken great care to address potential concerns that you may have about the proposed reincorporation. It's my hope that you will, in turn, accept the Board of Director's judgment that the proposed reincorporation is in the best interest of Actel and support the proposal.

     The other proposal I'd like to discuss with you is our request to increase the shares authorized for issuance under our Employee Stock Purchase Plan (ESPP) by approximately 1.9 million. This is a large number, but one that I believe is justified by a recent change in the accounting rules. Under the new rules, if the number of shares sold to Actel employees in an offering period exceeds the number of shares reserved for issuance under the ESPP at the beginning of that offering period, Actel may incur a substantial compensation charge. To avoid this result, which would reduce Actel's profitability, all we have to do is ensure there are enough authorized shares.

     While 1.9 million shares is probably more than we'll ever need, I don't believe that presents any risk to shareholders because an excess number of authorized shares doesn't change the number of shares that can actually be issued under the ESPP. In accordance with IRS regulations, the ESPP is "formula" driven and has caps on participation levels. In other words, my deeply held conviction is that the ESPP is not subject to abuse. In light of this, I think it's prudent to reserve a surplus number of shares for issuance under the ESPP, since the potential consequence of not having enough authorized shares is so bad. Accordingly, I request your support for our proposal to increase significantly the number of shares authorized for issuance under the ESPP.

     Thank you for your consideration and support.

                                                            Sincerely yours,

                                                            John C. East
                                                            President and CEO